UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 23, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated November 23, 2011 regarding the acquisition of all the shares of Global Iletisim by Turkcell Group

November 23, 2011

ACQUISITION OF THE SHARES OF GLOBAL ILETISIM
BY TURKCELL GROUP

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange ISTANBUL

Special Subjects:

As we had previously announced on August 12, 2011, following the receipt of approval from related authorities regarding the acquisition of 100% of Global Iletişim Hizmetleri A.S. by our Company’s wholly-owned subsidiaries Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) and other four group companies, the share transfer has taken place as of November 22, 2011.

Date of the Board of Directors’ decision regarding the acquisition	:	29.06.2011 and 13.07.2011

Name of the acquired financial asset	:	Global Iletisim Hizmetleri A.S.

Field of activity of the acquired financial asset	:	Global Iletisim Hizmetleri A.S. provides Fixed Telephony Services, Internet Service Provider, National Infrastructure Management, Mobile Virtual Operator services.

Capital of the acquired financial asset	:	TRY21,621,622

The acquisition method for financial asset	:	Acquisition

Date of the completion of the transaction	:	22.11.2011

Conditions of the acquisition	:
As per the Share Purchase Agreement; the enterprise value is determined as TRY17,500,000 based on the studies undertaken by our Company, while the purchase price would be determined based on the balance sheet at the closing day and payment conditions would be set in function of the purchase price.

Nominal value of acquired shares	:	TRY21,621,622

Purchase price per share	:	Should be evaluated within the framework of the above mentioned purchase conditions.

Total amount	:	Should be evaluated within the framework of the above mentioned purchase conditions.

The ratio of acquired shares to financial asset (%)	:	100%

Shareholding in the financial asset after acquisition (%)	:	100%

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The ratio of acquired voting rights to the total voting rights of financial asset (%)	:	100%

The ratio of the acquired financial asset to the total assets in its last consolidated financial statements (%)	:	0.1%

The impact on the operations of the Parent Company	:	Synergy and optimization to be created by the acquisition

Any obligation of a tender offer	:	No

In case of a tender offer, any application of an exemption	:	No

Seller company	:	All shares of Yıldız Holding A.S., Ahsen Ozokur, Ahmet Ozokur, Murat Ulker and Huseyin Avni Metinkale

Nature of relationship with the seller company	:	No related party relationship

The valuation method of the financial asset	:	Discounted cash flow method has been applied by our Company to the value adding businesses.

Is there any valuation report?	:	No

If there is not any valuation report, why?	:	This is not a related party transaction.

The amount indicated in the valuation report	:	-

If the transaction is not undertaken in accordance with the results in the valuation report, why?	:	-

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Forward Looking Statements

This document contains forward-looking statements which involve a number of uncertainties.  These include in particular the ability of the Company to close on its announced acquisition of shares of Global Iletisim and to realise the synergies between the companies that are described herein, which may be affected by, among other things: Obtaining approval of the transaction and our ability to manage technical differences between their systems and our own (both those differences that are known and those that we may yet discover) and to successfully integrate these systems, as well as other risks cited in the Risk Factors contained in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Turkcell does not undertake any obligation to update or revise forward looking statements, whether as a result of new information, future events or otherwise.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 23, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 23, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head